Exhibit (a)(20)
IN THE CIRCUIT COURT OF BALTIMORE CITY, MARYLAND

SHELDON and ESTHER SCHWARTZ 2510 Ouellette Avenue Windsor, ON N9A6S7
On behalf of themselves and all others similarly situated,	Civil Action No.

Plaintiffs

v.

LAFARGE NORTH AMERICA INC., LAFARGE S.A., BERTRAND P. COLLOMB, BERNARD L. KASRIEL, BRUNO LAFONT, MARSHALL A. COHEN, ROBERT W. MURDOCH, JOHN D. REDFERN, PHILIPPE R. ROLLIER, MICHEL ROSE, PHILIPPE P. DAUMAN, CLAUDINE B. MALONE, BLYTHE J. McGARVIE, JAMES M. MICALI, BERTIN F. NADEAU, LAWRENCE M. TANENBAUM, and
GERALD H. TAYLOR,
[address for all Defendants:]
11 East Chase Street
Baltimore, Md. 21202

                                                      Defendants
JURY TRIAL DEMANDED 24-C-002305
CLASS ACTION COMPLAINT
     Plaintiffs, by their undersigned attorneys, for their complaint against Defendants, allege upon information and belief, except as to paragraph 2 hereof, which is alleged upon knowledge, as follow:
     1. Plaintiffs bring this action pursuant to Md. Rule 2-231 on their behalf and as a class action on behalf of all persons, other than Defendants and those in privity with Defendants, who own the common stock of Lafarge North America Inc. (“LNAI” or the

“Company”) and/or Lafarge Canada, Inc. (“Lafarge Canada”) Exchangeable Preference shares (“EPS”).
     2. Plaintiffs have been the beneficial owners of more than 21,617 EPS shares of subsidiary, Lafarge Canada, since prior to the transaction herein complained of and continuously to date. The EPS shares of Lafarge Canada are exchangeable at the option of the holder into common stock of LNAI on a one-for-one basis and have rights and privileges that parallel those of the shares of common stock of LNAI.
     3. Defendant LNAI is a corporation duly organized and existing under the laws of the State of Maryland with its principal offices located at Herndon, Virginia. LNAI operates as supplier of construction materials in the United States and Canada, through its major subsidiary, Lafarge Canada. The company produces and sells cement, ready-mixed concrete, gypsum wallboard, aggregates, asphalt, and related products and services. It operates in three segments: (i) Aggregates, Concrete, and Asphalt; (ii) Cement; and (iii) Gypsum. The Aggregates, Concrete, and Asphalt segment supplies aggregates, including sand, gravel, and crushed and graded stone; ready-mixed concrete, including concrete specialty mixes, such as Agilia that eliminates the need for vibration and produce a surface finish, and Ductal that can bend without breaking; and asphalt for use in the North American construction industries. LNAI was incorporated in 1977. The Company, and thus all Defendants, conduct said business in the State of Maryland, including conducting regular and persistent business in Baltimore City, Maryland. LNAI maintains principal Maryland offices at 11 East Chase Street, Baltimore City, Maryland, 21202. As such, all Defendants identified herein conduct regular business in Baltimore City, Maryland. Venue of this action is proper per § 6-201, at seq. of the Maryland Courts & Judicial Proceedings Article. LNAI is majority owned by Lafarge S.A., as described below. As of January 31, 2006, the Company had over 71,386,000 shares of Common Stock and 3,949,000 Exchangeable Preference Shares of subsidiary, Lafarge Canada stock outstanding.
     4. Defendants Lafarge S.A. a company located at 61, rue des Belles Feuilles, 75116 Paris, France, beneficially owns approximately 39,493,511 or 52.4% of the shares of the Company, Lafarge S.A., is a party to a Control Option Agreement dated November 1, 2003 with the Company. This agreement is intended to enable Lafarge S.A. to maintain its existing margin of voting control. Through this agreement and unless earlier terminated, Lafarge S.A. has the right until October 31, 2013 to purchase voting securities from the Company issues voting securities. Either the Company of Lafarge S.A may terminate the agreement before October 31, 2013 by giving the other one year’s notice. Through its worldwide interests, Lafarge S.A. is principally engaged in the manufacture and sale of cement, concrete, aggregates, gypsum products and roofing products.

     5. Defendant Bertrand P. Collomb, (“Collomb”) is and has been at all relevant times Chairman of the Board of the Company and Chairman of the Board of Lafarge S.A. Mr. Collomb has served as Chairman of the Board of the Company since January 1989 and as Chairman of the Board of Lafarge S.A. since August 1989. He served as Chief Executive Officer of Lafarge S.A. from August 1989 through May 2003. He served as Vice Chairman of the Board and Chief Operating Officer of Lafarge S.A. from January 1989 to August 1989. He was Vice Chairman of the Board and Chief Executive Officer of Lafarge North America Inc. and Senior Executive Vice President of Lafarge S.A. from 1987 until January 1989. Collomb has served as a director of the Company since 1985.
     6. Defendant Bernard L. Kasriel, (“Kasriel”) is and has been at all relevant times Vice Chairman of the Board of the Company and Vice Chairman and Chief Executive Officer of Lafarge S.A. Kasriel was elected to his current position in May 1996. He has served as Vice Chairman of Lafarge S.A. since January 1995. He served as Chief Operating Officer of Lafarge S.A. from January 1995 through May 2003, when he was appointed Chief Executive Officer of Lafarge S.A. He also served as Managing Director of Lafarge S.A. from 1989 to 1994, Senior Executive Vice President of Lafarge S.A. from 1987 to 1989 and Executive Vice President of Lafarge S.A. from 1982 until March 1987. Kasriel is also director of Sonoco Products Company. Kasriel has served as director of the Company since 1989.

     7. Defendant Bruno Lafont (“Lafont”) is and has been at all relevant times a director of the Company. He is currently the Chief Executive officer of Lafarge S.A. as of January 1, 2006. Prior to becoming CEO, Lafont was Senior Executive Vice President and Co-Chief Operating Officer of Lafarge S.A. Lafont served as Executive Vice President — Gypsum of Lafarge S.A. from 1998 to May 2003, when he was appointed Chief Operating Officer. From 1995 to 1998, he served as Executive Vice President — Finance of Lafarge S.A. Prior to that, Lafont served in a variety of financial and managerial positions with Lafarge S.A. after joining Lafarge S.A. in 1983 as an internal auditor. Lafont has served as a director of the Company since 2003.
     8. Defendant Marshall A. Cohen (“Cohen”) is and has been at all relevant times a director of the Company and counsel at Cassels Brock & Blackwell, Barristers and Solicitors since October 1996. Cohen is the father-in-law of Tanenbaum’s son identified herein.
     9. Defendant Robert W. Murdoch (“Murdoch”) is and has been at all relevant times a director of the Company. Murdoch was formerly President and Chief Executive Officer of the Company from January 1989 to August 1992, President and Chief Executive Officer of Lafarge Canada from 1985 to 1992, Senior Executive Vice President of Lafarge S.A. from August 1989 to September 1992 and President and Chief Operating Officer of the Company from 1987 to

1989. Murdoch is also a director of Lafarge S.A., Sierra Systems Group Inc., Lallemand, Inc., and Timberwest Forest Products Corp. Murdoch has served as a director of the Company since 1987.
     10. Defendant John D. Redfern (“Redfern”) is and has been at all relevant times a director of the Company and Chairman of the Board of Lafarge Canada since 1984. Redfern served as Vice Chairman of the Board of the Company from January 1989 to May 1996, as Chairman of the Board of the Company from 1985 until January 1989, as President and Chief Executive Officer of the Company from 1983 until 1985 and as Chief Executive Officer of Lafarge Canada from 1977 to 1985. Redfern has served as a director of the Company since 1983.
     11. Defendant Philippe R. Rollier (“Rollier”), is and has been at all relevant times a director of the Company. He is also President and Chief Executive Officer of the Company since May 2001.  Rollier served as Regional President of Lafarge S.A. — Central Europe and CIS for Cement, Aggregates and Concrete from 1995 to 2001 and has served as Executive Vice President of Lafarge S.A. since 1999. As of March 15, 2005, Rollier held a non-interest bearing loan from the Company in the amount of $925,000. Rollier is also a director of Moria S.A. Rollier has served as a director of the Company since 2001.
     12. Defendant Michel Rose (“Rose”) is and has been at all relevant times a director of the Company, He is also Senior

Executive Vice President and Co-Chief Operating Officer of Lafarge S.A. Defendant Rose has served as Senior Executive Vice President of Lafarge S.A. since 1989. Rose served as President and Chief Executive Officer of the Company from September 1992 until September 1996. He served as Chairman and Chief Executive Officer of Orsan S.A., a subsidiary of Lafarge S.A., from 1987 to 1992. Rose has served as a director of the Company since 1992.
     13. Defendant Lawrence M. Tanenbaum (“Tanenbaum”) is and has been at all relevant times a director of the Company. Tanenbaum, his family and certain family trusts own 100% of the capital stock of Kilmer Van Nostrand Co. Limited (“Kilmer”), from whom the Company acquired the Warren Paving & Materials Group Limited (“Warren”) in December 2000. Kilmer received as consideration for such sale approximately 166,434,000 million shares of no par redeemable preferred shares (the “Preferred Shares”) issued by Lafarge Canada. The Preferred Shares are redeemable at the original issue price, in whole or in part, on or after December 29, 2005 at the option of the holder thereof. Further, at any time following December 29, 2015, LNAI may redeem all or a portion of the outstanding Preferred Shares at an amount equal to the issuance price. As of December 31, 2005 none of the Preferred Shares had been redeemed. The Preferred Shares are entitled to a preference over the LNAI common stock and Lafarge Canada EPS shares with respect to the payment of dividends and to the distribution of assets in the event of the issuing subsidiary’s liquidation or dissolution.
a. At December 31, 2005, Kilmer continued to hold the 166,434,000 of Preferred Shares. During 2004, Kilmer was paid Cdn $10,602,000 in dividends on such preferred stock. At December 31, 2004, Kilmer held warrant to acquire 4.4 million shares of the Company’s common stock at $29.00 per share. Kilmer acquired this warrant for $14.4 million, in conjunction with the Company’s acquisition of Warren.
b. In 2004, the Company purchased from Kilmer for Cdn $122,000 its options to repurchase 10 parcels of real estate that the Company acquired from Kilmer in 2000 as part of the Warren acquisition. These options permitted Kilmer to repurchase the properties when the Company depleted or no longer was interested in mining aggregates reserves on these properties. In connection with the property sale, the Company exercised an option granted by Kilmer as part of the Warren acquisition to acquire certain real property for Cdn $2,458,000, an amount determined in accordance with a formula negotiated at the time of and in connection with the Company’s acquisition of Warren.
c. Also in connection with the property sale, the Company granted Kilmer an option to acquire a parcel of real property near Toronto, Ontario, for which option Kilmer paid the Company Cdn $158,000.

     d. During 2004, Ken Tanenbaum, the son of Defendant Tanenbaum, served as president of Innocon Inc. (a joint venture in which the Company holds a 50% indirect interest) at an annual salary plus bonus of Cdn $227,061, from which position he resigned in 2004.
     14. Defendants Philippe P. Dauman, Claudine B. Malone, Blythe J. Mcgarvie, James M. Micali, Bertin F. Nadeau and Gerald H. Taylor are and have been at all times relevant hereto directors of the Company.
     15. The individual Defendants defined in paragraphs 5-14 constitute the Board of Directors of LNAI and , by reason of their corporate directorships and executive positions, stand in a fiduciary position relative to the Company’s publics shareholders. Their fiduciary duties, at all times relevant herein, required them to exercise their best judgment, and to act in a prudent manner, and in the best interest of the Company’s minority shareholders. Said Defendants owe the public shareholders of LNAI the highest duty of good faith, fair dealing, due care, loyalty, and full candid and adequate disclosure.
CLASS ACTION ALLEGATIONS
     16. Plaintiffs bring this action on their own behalf and as a class action, pursuant to Maryland Rule 2-231, on behalf of all LNAI common shareholders and holders of Lafarge Canada EPS shares (except the Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants) or their successors in interest, who are or will be threatened with injury arising from Defendants’ actions as more fully described herein.
     17. This action is properly maintainable as a class action.
     18. The class is so numerous that joinder of all members is impracticable. As of January 31, 2006, the Company had 71,386,000 shares of its common stock outstanding and 3,949,000 EPS shares of its subsidiary, Lafarge Canada, outstanding.
     19. There are questions of law and fact which are common to the class including, inter alia, the following: (a) whether Defendants have breached their fiduciary and other common law duties owed them to plaintiffs and the members of the class; (b) whether Defendants are pursuing a scheme and course of business designed to eliminate the public shareholders of LNAI and EPS shareholders of Lafarge Canada in violation of the laws of the State of Maryland in order to enrich Lafarge S.A. at the expense and to the detriment of the plaintiffs and the other public stockholders who are members of the class; (c) whether the proposed acquisition, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiffs and the other members of the class; and (d) whether the class is entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.
     20. Plaintiffs are committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiffs are typical of the claims of the other members of the class and plaintiffs have the same interests as the other members of the class. Plaintiffs will fairly and adequately represent the class.
     21. The prosecution of separate actions by individual members of the class would create the risk of inconsistent or varying adjudications with respect to individual members of the class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
     22. Defendants have acted in a manner that affects plaintiffs and all members of the class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.
BACKGROUND
     23. In 1956, Lafarge S.A. entered the North American cement market by building a cement plant in British Columbia,

     Canada. In 1970, Lafarge S.A. acquired Canada Cement Company, then already the largest cement producer in Canada. Lafarge S.A. entered the U.S. market in 1974, and in 1981 became the second largest U.S. cement producer by acquiring General Portland Inc. In 1983, a corporate reorganization established the Company as the parent of these operations in Canada and the U.S., and the Company completed an initial public offering of common stock. At all times since July 1, 1983, Lafarge S.A. has beneficially owned more than a majority of the issued and outstanding voting stock of the Company.
     24. In 2001, Lafarge S.A. acquired certain U.S. and Canadian cement, aggregates and concrete businesses as a result of the acquisition of the U.K.-based Blue Circle Industries PLC and thereafter divested the Canadian operations and certain U.S. operations of Blue Circle. In July 2004, Lafarge S.A. management discussed with Company management the possibility of swapping certain assets of Blue Circle North America Inc., Lafarge S.A.’s wholly-owned North American subsidiary, for certain assets of the Company.
     25. Between July 2002 and the first week of February 2006, Lafarge S.A., on numerous occasions, considered making a possible tender offer for all of the common shares of LNAI and Lafarge Canada EPS shares not currently held by it.
     26. On October 20, 2005, Lafarge S.A. issued a press release concerning its 2005 Nine Months Sales Report; — Sales up

8.2% to euro 11,759 million. However, it did mention weaker results attributed to the North American cement markets. Specifically it stated that:
We are continuing to experience good overall pricing trends in most of our markets, in a context of higher energy and transportation costs. The situation in our few difficult markets is evolving as expected, with continued weakness in Germany and, in cement, ongoing severe price competition in Brazil, stabilization of prices in South Korea and prices back to their previous levels in Malaysia. However, some North American markets (North East and the Great Lakes) have recently appeared softer. In this context, our previously stated full year expectation of like for like current operating income growth now appears challenging” said Jean-Jacques Gauthier, Executive Vice President and Chief Financial Officer. (Emphasis added)
     27. Following the announcement, LNAI stock dropped from $63.60 to $57.70 per share on volume of over 1.2 million shares.
     28. On November 7, 2005, LNAI reported third-quarter 2005 net income of $172.1 million, or $2.17 per share diluted, compared with net income of $165.6 million, or $2.16 per share diluted in the third quarter 2004. The press release further stated that:
Our volumes year-to-date remain ahead of 2004 record levels, although demand in some markets was weaker during the quarter,” said Philippe Rollier, president and chief executive officer of Lafarge North America. “Increased inflation, reduced cement plant production, and weather disruptions offset the gains we wanted to achieve this quarter...
     29. Following the above announcement, LNAI stock continued its decline through November 15, 2005 to close at $53.27 per LNAI share. Following the October 19, 2005 through November 15, 2005, Lafarge Canada EPS shares declined from cdn$74.00 to cdn$63.71 per share.
     30. In November 2005, following the poor results of LNAI, Lafarge, S.A. again began to consider a possible tender offer for all of the common shares of LNAI and Lafarge Canada EPS shares not currently held by it. Following further discussions with JPMorgan and Cleary Gottlieb, management of Lafarge, S.A. formed a small work team to evaluate the Company’s strategic and financial position and to further explore the possibility of acquiring the common shares of LNAI and Lafarge Canada EPS shares not owned by Lafarge S.A.
     31. On January 31, 2006, LNAI reported its fourth-quarter profit jumped 47 percent. The Company reported net income of $144.6 million, or $1.84 per share, versus a prior-year profit of $98.7 million, or $1.28 per share. Additionally, the Company forecasted favorable pricing and modest volume growth in 2006. The press release specifically stated that:
Lafarge North America (NYSE: LAF; Toronto), the leading supplier of construction materials in the U.S. and Canada, today reported net income in the fourth quarter of $144.5 million, or $1.84 per share diluted. These results include a tax credit of $32 million, or $0.41 cents per share diluted, associated with the repatriation of cash from Canada to the U.S. Excluding this credit, fourth-quarter 2005 earnings were $1.43 per share diluted, up 20 percent compared with $1.19 per share diluted on a comparable basis in the year-ago quarter (see table below for reconciliation).
“We are pleased with the strong finish of our cement segment, the solid pricing gains made in all of our product lines and the continued excellent performance of our gypsum business,” said Philippe Rollier, president and chief executive officer. “We again delivered significant year-over-year earnings growth, despite the challenges posed by substantial energy cost increases and disparities across the markets we serve in North America.”

The strengthening of the Canadian dollar contributed approximately $4.1 million to operating income during the quarter. Net sales for the quarter were up 14 percent to $1.1 billion. Excluding the strengthening of the Canadian dollar, net sales were 12 percent higher than last year.

* * *

Fourth-quarter ready-mixed concrete volumes of 2.5 million cubic yards were down 5 percent compared with the fourth quarter 2004. Volumes in the U.S. declined 8 percent, primarily due to lower demand in Louisiana as a result of Hurricane Katrina and cement shortages in the Denver area market. Volumes in Canada decreased 2 percent compared with last year, primarily due to lower demand in eastern Canada. Average ready-mix prices were up 11 percent, compared with the same period a year ago. Profitability in the quarter decreased slightly compared with the same period last year, due to significantly higher delivery and raw material costs, as well as the impact of lower volumes.
Volumes for asphalt and paving in the quarter decreased by 4 percent compared with 2004, primarily due to delays in paving projects in Colorado and weak market conditions in eastern Canada. Operating Income for the quarter decreased slightly compared with the same period last year. As a result of the project delays in Colorado, the company has higher backlogs going into 2006.
*     *     *
Outlook
Although visibility is limited this early in the year, the company anticipates overall modest volume growth in 2006 with uneven demand patterns across its regional markets. The company also expects continued favorable pricing in the most markets during 2006. An additional cement price increase of approximately $10 per ton in local currency went into effect in U.S. and Canadian markets on January 1, 2006.
          32.     On February 5, 2006, a meeting of Lafarge S.A.’s board of directors was convened in Paris to discuss a potential tender offer for the publicly held common shares of LNAI and Lafarge Canada EPS shares. After discussions and questions by the board members to Lafarge S.A.'s management, Lafarge S.A.'s board authorized Lafarge S.A.’s management to proceed with a tender offer for the LNAI common shares and the Lafarge Canada EPS shares not held by Lafarge S.A. and its subsidiaries at a cash price of $75.00 per share.

          33.     Later the same day, representatives of Lafarge S.A. contacted representatives of the Company to advise them of Lafarge S.A.’s intention to commence the cash tender offer (the “Offer”) for the remaining 46.8% minority stake it does not own at the price of $75 in cash for each LNAI share and Lafarge Canada EPS share (the “Offer”).
          34.     On February 6, 2006, before the market open, Lafarge, S.A. announced the terms of the Offer in a press release. Following the announcement, LNAI stock increased from its previous close of $64.25 to its close of $82.14 per share. Lafarge Canada EPS shares increased from its previous close of cdn$74.50 to its close of cdn$93.81.
          35.     On February 8, 2006, the LNAI board of Directors appointed a special committee consisting of Marshall A. Cohen, Philippe P. Dauman, Blythe J. McGarvie, James M. Micali, Bertin F. Nadeau, John D. Redfern, Lawrence M. Tanenbaum and Gerald H. Taylor. The Special Committee is being assisted in its consideration of the tender offer by its financial, legal and other advisors, including Merrill Lynch & Co., Simpson Thacher & Bartlett LLP, Venable LLP and MacKenzie Partners, Inc.
          36.     On February 21, 2006, Lafarge S.A., owner of a 53.2% stake in LNAI commenced its cash tender offer (the “Offer”) for the remaining 46.8% minority stake in LNAI it does not own. Lafarge S.A. offered shareholders $75 in cash for their common shares of

LNAI and Lafarge Canada EPS shares held by them. Based on the 35.3 million minority-owned shares and on outstanding options, the Offer represents a total transaction value of $3.0 billion.
     37. Lafarge, S.A. has entered into a $2,800,000,000 credit agreement with the J.P. Morgan plc and BNP Paribas. In connection with the consummation of the tender offer and related transactions (including the potential refinancing of existing bank indebtedness of the Company), Lafarge, S.A. expects to borrow all funds available under this credit agreement. In addition, Lafarge, S.A. expects to borrow all other required funds under an existing 1,850,000,000 euro credit facility agreement with a syndicate of banks. Lafarge, S.A. expects that the funds available pursuant to these agreements will be sufficient to consummate the Offer. In addition, these agreements will enable Lafarge, S.A. to refinance existing bank indebtedness of the Company in the event that Lafarge, S.A. elects to do so.
     38. The Offer is conditioned upon, among other things, the tender of a majority of the shares of LNAI not owned by Lafarge S.A. and its affiliates and ownership by Lafarge S.A. of at least 90% of the outstanding shares of LNAI, in each case taking into account both the common shares and EPS shares together as a group. Any common shares not acquired in the tender offer will be acquired in a subsequent “short form” merger at the same price per share offered in the Offer.

     39. The contemplated transaction, which Lafarge S.A. will fund entirely through debt, is expected to be immediately accretive to Lafarge S.A.’s earnings per share by approximately 6-7% in 2006. Lafarge S.A. expects this accretion to be realized through approximately 20 million euros of identified after-tax savings, resulting primarily from reductions in administrative expenses and financing costs. Lafarge S.A. also expects that the acquisition will permit Lafarge S.A. to optimize the use of its free cash flow as well as its balance sheet structure. Current economic conditions, including low interest rates, a favorable Euro-Dollar exchange rate and a robust U.S. construction market, make it particularly attractive at this time for Lafarge S.A. to seek to consolidate its ownership of the Company. Additionally, the Offer would also allow Lafarge S.A. to sell its gypsum unit, which is now part-owned by LNAI, more easily.
     40. The proposed transaction serves no legitimate business purpose for either LNAI, Lafarge Canada and/or their public stockholders. The Offer is designed to serve the business purposes of Lafarge S.A. only, without regard to the interests of the public stockholders of LNAI or Lafarge Canada.
     41. Furthermore, the public common stockholders of LNAI and Lafarge Canada EPS shareholders are not receiving fair value for their holdings in connection with the offer. The proposed plan will, for a grossly inadequate consideration, deny plaintiffs and the other members of the class their right to share proportionately in the future success of LNAI and its valuable assets, while permitting Lafarge S.A. to reap huge benefits from the transaction.
     42. Moreover, Defendants have failed to take those steps necessary to ensure that the Company’s shareholders will receive maximum value for their shares of LNAI common stock and Lafarge Canada EPS shares. Defendants have failed to conduct an active auction or to establish an open bidding process in order to maximize shareholders value in selling the Company.
     43. Lafarge S.A. and the Individual Defendants have clear and material conflicts of interest and are acting to better the interests of Lafarge S.A. and themselves at the expense of LNAI’s public stockholders and Lafarge Canada EPS shareholders.
     44. Admittedly, Lafarge, S.A. relied upon: (i) information obtained in connection with LNAI’s 2005 Strategic Review prepared in March-April of 2005; and (ii) LNAI’s 2006 budget prepared as of the end of January 2006. Lafarge S.A. in connection with its consideration of the Offer, states that it developed its own financial projections for the Company for 2006 and 2007. In developing its projections for 2006, Lafarge S.A. relied principally on the 2006 Annual Budget. In developing its projections for 2007, Lafarge S.A. used the overall market projections and Company objectives contained in the 2005 Strategic Review, more recent market forecasts (including those published by the Portland Cement Association) and Lafarge S.A.’s view of the Company’s prospects.
     45. The following table is an excerpt of Lafarge S.A.’s projections for the Company from its tender offer statement dated February 21, 2006:

($ million, expect per share data)	2006F	2007F
Sales	4,500	4,800
EBITDA	861	940
Operating income	601	664
Diluted earnings per share	$4.62	$5.16
     46. However, on February 16, 2006, LNAI informed Lafarge S.A. that its budgeted 2006 EBIT forecast was too low. In fact, LNAI stated that it has “identified a number of favourable and unfavourable variances to the 2006 budget. In total, [it expects its] first outlook for 2006 to show a notable increase in expected EBIT compared to [the] 2006 budget.” Lafarge S.A.’s forecast for weak EBITDA growth is baseless given strong pricing and volumes in the high fixed/low variable cost industry. Additionally, other North American cement companies have openly forecasted higher cement demand and prices. Due to moderation of energy prices, it could be a very profitable year for LNAI. Thus, Lafarge S.A.’s purchase analysis was based on lower, outdated budgeted numbers in addition to inappropriate methodologies for forecasting.

     47. The following table is an excerpt of LNAI’s projections for the Company:

($ million, except per share data)	2006F
Sales	4,636
EBITDA	866
Operating income	601
Diluted earnings per share	$4.63
     48. Lafarge S.A’s forecasts fail to take into consideration the public guidance provided in LNAI’s fourth quarter conference call held on February 1, 2006 discussing LNAI’s 2006 Revenue Growth Factors as indicated in the table below obtained from Dundee Securities Corporation:

2006 Revenue Growth
Factors		US$ mm

Cement	1.5% Volume, 10% Price = (1.015*1.10-1)*1551	181
Gypsum	12% Dec Price Increase = 12% * 411.9	49
Aggregates	4-6% Price Increase = 5% * 2557	128
Guided Growth Growth Per Lafarge S.A.	= 4500-4310	358 190
Estimate of Revenue Understatement		168
     49. Lafarge S.A. fails to account for $168 million of added revenue in addition to not providing any benefit to the trailing impact of gypsum price increase throughout 2005, possible upside from higher cement import volumes, higher aggregate volumes, FX on Canadian sales and greater production from an expanded Buchanan plant.
     50. The following table is analyst Dundee Securities Corporation’s projection for the Company:

($ million, except per share data)	2006F	2007F
Sales	4,688	4,908
EBITDA	914	1040
Operating income	639	749
Diluted earnings per share	$5.09	$6.05
     51. The Offer implies an EV/EBITDA multiple of 7.7x This is not a fair price in comparison to average and median acquisition multiples transacted over the past several years.
Figure — Average and Median Acquisition Multiples for Cement and Aggregate Companies 1999-2005 and Multiples Offered based on Lafarge NA’s November Budget

			Trxn Value	Price/	Price/	EV/	EV/
Date	Buyer	Target	(USmillions)	EBITDA	EBIT	EBITDA	EBIT

1999	Heidleberg	Scancem	2,500.0	6.7x	11.7x	8.0x	14.1x
1999	Anglo-American	Tarmac	2,000.0	5.8x	8.7x	7.4x	11.1x
2000	Hanson	Pioneer International	2,500.0	9.5x	17.1x	11.5x	20.7x
2000	RMC	Rugby	1,500.0	8.0x	10.9x	6.0x	10.9x
2004	Lafarge	Blue Circle	7,000.0	8.2x	11.4x	11.5x	15.9x
2004	Cemex	RMC	4,200.0	6.3x	10.3x	8.9x	22.9x
2005	Holum	Aggregate Industries	3,400.0	10.8x	10.8x	14.2x	14.2x
2005	Spohn Cement	Heidelberg	8,500.0	5.8x	9.6x	8.2x	13.7x
2006	Lafarge SA	Lafarge NA**	5,946.5	7.0x	19.0x	7.3x	10.5x
	Average Excluding Lafarge			7.6x	12.1x	9.7x	15.4x
	Average Excluding Lafarge			7.3x	11.1x	8.6x	14.2x
2005	Lafarge SA	Lafarge NA	5,946.5	7.3x	10.6x	7.6x	11.0x
2006	Lafarge SA	Lafarge NA	6,541.2	7.6x	10.9x	7.7x	11.1x

Figures for all companies are based on annual report immediately preceding acquisition. Takeover price may be skewed by time of year of acquisition given significant cyclicality of operations.
Source: Company Reports, Bloomberg, Dundee Securities Corporation

     52.     As of February 22, 2006, Dundee Securities Corporation has a 12-month target price for both the common shares of LNAI and Lafarge Canada EPS shares of $89.40 and cdn$102.30, respectively. An analyst at ABN Amro NV, John Carnegie calculated that Lafarge S.A. could boost the offer $10 a share and still benefit. In fact, John Carnegie described the price as “way under” what shareholders would expect.
     53.     Furthermore, Lafarge, S.A. has engaged JPMorgan and BNP Paribas to act as a joint Dealer Managers in connection with the Offer. Both advisors are conflicted. JPMorgan and BNP Paribas provided certain financial advisory services to Lafarge, S.A. in connection with the Offer. Lafarge, S.A. will pay JPMorgan and BNP Paribas fees and expenses in connection with the Offer and the Merger in the amount of $12,840,000. Lafarge, S.A. has also agreed to indemnify JPMorgan, BNP Paribas and their respective affiliates against liabilities and expenses relating to or arising out of its engagement, including liabilities under the federal securities laws. Lafarge, S.A. has also agreed to pay its legal counsel $6,000,000 in connection with the Offer.
     54.     Lafarge S.A., as a controlling shareholder, stands in a fiduciary position relative to the Company’s public stockholders. Lafarge S.A.’s fiduciary duties, including those of the LNAI directors whom it controls, at all times relevant herein, required them to exercise their best judgment and to act in prudent manner and in the best interest of the Company’s minority stockholders. As a controlling shareholder, Lafarge S.A. and its agents on LNAI’s board, owed the public, non-Lafarge S.A., minority stockholders of LNAI the highest duty of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.
     55.     Give Lafarge S.A.’s control of the Company, it is able to dominate and control LNAI’s Board of Directors. Under the circumstances, none of the directors can be expected to protect LNAI and Lafarge Canada’s public stockholders in dealing between Lafarge S.A. and the public shareholder, as exemplified by the proposed transaction.
     56.     Because of Lafarge S.A.’s control of the Company, no third party, as a practical matter, is likely to attempt any competing bid for LNAI, as the success of any such bid would require the consent and cooperation of Lafarge S.A. It has represented that is not interested in selling its shares of the Company.
     57.     Thus Lafarge S.A. has the power and is exercising its power to enable it to acquire the Company’s public common and EPS shares and dictate terms which are contrary to the public stockholders’ best interest and do not reflect the fair value of LNAI or Lafarge Canada’s EPS stock.
     58.     Lafarge S.A. has breached its duty of loyalty to LNAI common shareholders and Lafarge Canada’s EPS shareholders by using its control of LNAI to seek to force plaintiffs and the Class to surrender their equity interest in LNAI and Lafarge Canada at an unfair price.
     59.     The terms of the transaction are unfair to the Class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by Lafarge S.A. by virtue of its position of control of LNAI and that possessed by LNAI and Lafarge Canada’s public stockholders. Lafarge S.A. intends to take advantage of this disparity and to induce the Class to relinquish their shares in the acquisition at an unfair price on the basis of incomplete or inadequate information.
     60.     As a result of the Defendants’ unlawful actions, plaintiffs and the other members of the Class will be irreparably harmed in that the nature and value of their investment in LNAI and Lafarge Canada will be compromised for the sole benefit of Lafarge S.A. and its shareholders. Unless the proposed offer is enjoined by the Court, Defendants will continue to breach their fiduciary duties owned to plaintiffs and the members of the Class, all to the irreparable harm of the members of the Class.
     61.     Plaintiffs and the other members of the Class have no adequate remedy at law.

CLAIM FOR RELIEF
Count One
Breach of Fiduciary Duty
     62.     All preceding allegations are adopted by reference in this count as if set forth fully herein.
     63.     As alleged herein, each Defendant has breached identified fiduciary duties owed to Plaintiffs and the members of the proposed class.
     64.     As a proximate result of such breach (es) of fiduciary duty, Plaintiffs and each member of the proposed class has been damaged, is further alleged herein.
     WHEREFORE, Plaintiffs demand judgment against the Defendants jointly and severally, as follows:
     A.     declaring this action to be a class action and certifying plaintiffs as class representatives;
     B.     enjoining, preliminarily and permanently, the offer for acquisition of the LNAI and Lafarge Canada stock owned by plaintiffs and the other members of the class under the terms presently proposed;
     C.     to the extent, if any, that the transaction or transations complained of are consummated prior to the entry of this Court’s final judgment, rescinding such transaction or transactions, and granting, inter alia, rescissory damages;

     D.     directing that Defendants pay to Plaintiffs and the other members of the class all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;
     E.     awarding Plaintiffs the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiffs’ attorneys and experts; and
     F.     granting Plaintiffs and the other members of the class such other and further relief as may be just and proper.
JURY TRIAL DEMAND
     Plaintiffs and the proposed class demand a trial by jury on all issues so triable.

Dated: March 3, 2006	LAW OFFICES OF CHARLES J. PIVEN, P.A.
/s/ Marshall N. Perkins
Charles J. Piven
Marshall N. Perkins The World Trade Center-Baltimore Suite 2525 401 East Pratt Street Baltimore, Maryland 21202 (410) 332-0030 Attorneys for Plaintiffs and the proposed class

OF COUNSEL:
Joshua M. Lifshitz, Esquire
BULL & LIFSHITZ, LLP
18 East. 41st Street
New York, New York 10017
212-213-6222

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